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                                                              Exhibit (a)(1)(G)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares. The Offer is made solely by the Offer to Purchase, dated August 1, 2000 and the related Letter of Transmittal, and any amendments or supplements to the Offer to Purchase or Letter of Transmittal. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making or acceptance of offers to sell Shares would not be in compliance with the laws of that jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Dime by Credit Suisse First Boston Corporation ("Credit Suisse First Boston") or Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), the Dealer Managers for this Offer, or by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

                      Notice of Offer to Purchase for Cash
                                       by
                               DIME BANCORP, INC.
                   up to 13,607,664 Shares of its Common Stock
           (including the Associated Preferred Stock Purchase Rights)
                   at a Purchase Price Not Greater Than $18.00
                         Nor Less Than $16.00 Per Share

         Dime Bancorp, Inc., a Delaware corporation ("Dime"), is offering to purchase for cash up to 13,607,664 shares of its common stock, par value $0.01 per share (including the associated preferred stock purchase rights, the "Shares"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 1, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together, as they may be amended and supplemented from time to time, constitute the "Offer"). Dime is inviting its stockholders to tender their Shares at prices specified by the tendering stockholders that are not greater than $18.00 nor less than $16.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions of the Offer. The Offer is not conditioned on any minimum number of Shares being tendered. The Offer is, however, subject to other conditions set forth in the Offer to Purchase and the related Letter of Transmittal.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON MONDAY, AUGUST 28, 2000, UNLESS THE OFFER IS EXTENDED.

         Dime's Board of Directors has approved the Offer. However, neither Dime nor its Board of Directors nor the Information Agent nor either Dealer Manager is making any recommendation to Dime stockholders as to whether to tender or not to tender their Shares or as to the price or prices at which stockholders may choose to tender their Shares. Stockholders must make their own decision as to whether to tender their Shares and, if so, how many Shares to tender and the price or prices at which such Shares should be tendered. Dime has been informed that none of its directors and executive officers intend to tender any Shares in the Offer.

         As soon as practicable following the "expiration date" (as defined below), Dime will select the purchase price (the "Purchase Price") for Shares properly tendered and not properly withdrawn, taking into account the number of Shares tendered and the prices specified by tendering stockholders. Dime will select the lowest purchase price between $16.00 and $18.00 net per share in cash, without interest, that will enable it to purchase 13,607,664 shares, or such lesser number of shares as are properly tendered, in the Offer. Shares properly tendered at or below the Purchase Price and not properly withdrawn will be purchased at the Purchase Price upon the terms and conditions of the Offer, including the "odd lot", proration and conditional tender provisions. The term "expiration date" means 12:00 midnight, New York City time, on Monday, August 28, 2000, unless Dime, in its sole discretion, extends the period of time during which the Offer will remain open, in which event the term "expiration date" will mean the latest time and date at which the Offer, as extended by Dime, will expire.

         Dime will not pay interest on the Purchase Price regardless of any delay in making such payment. All Shares Dime purchases will be purchased at the same Purchase Price, even if the stockholder specified a lower
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price. Dime reserves the right to purchase in the Offer an additional amount of
Shares, not to exceed 2% of the outstanding Shares, without amending or extending the Offer. For purposes of the Offer, Dime will be deemed to have accepted for payment and therefore purchased Shares that are properly tendered at or below the Purchase Price and not properly withdrawn, subject to the odd lot priority, conditional tender and proration provisions of the Offer, only when, as and if Dime gives oral or written notice to EquiServe Trust Company, N.A., the depositary for the Offer, of Dime's acceptance of the Shares for payment. Payment for Shares tendered and accepted for payment under the Offer will be made only after timely receipt by the depositary of (1) certificates for such Shares or a confirmation of a book-entry transfer of such Shares into the depositary's account at The Depository Trust Company, as "book-entry transfer facility", and (2) a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile of the Letter of Transmittal), an agent's message (as defined in the Offer to Purchase) in the case of a book-entry transfer, or the specific acknowledgment in the case of a tender through the Automated Tender Offer Program of the book-entry transfer facility, and (3) any other documents required by the Letter of Transmittal.

         Upon the terms and subject to the conditions of the Offer, if more than 13,607,664 Shares are properly tendered at prices equal to or below the Purchase Price and not properly withdrawn, Dime will purchase properly tendered Shares in the following order: (1) all Shares properly tendered and not properly withdrawn by any "odd lot holder" of less than 100 Shares who (a) tenders all Shares owned beneficially or of record by such odd lot holder at a price equal to or below the Purchase Price (tenders of less than all Shares owned will not qualify for this preference) and (b) completes the section entitled "Odd Lots" in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery and (2) after the purchase of all of the foregoing Shares and subject to the conditional tender procedures, all other Shares properly tendered and not properly withdrawn at prices equal to or below the Purchase Price prior to the expiration date, on a pro rata basis, with appropriate adjustments to avoid purchases of fractional Shares. If, as described above, Dime elects to purchase more than 13,607,664 Shares in the Offer, subject to applicable law, the preceding provisions will apply to the greater number of Shares. All other Shares tendered and not purchased will be returned to the stockholder at Dime's expense as soon as practicable after the expiration date.

         Dime reserves the right, in its sole discretion, at any time and from time to time, to extend the period of time during which the Offer is open and to delay acceptance for payment of, and payment for, any Shares by giving oral or written notice of such extension to the depositary and making a public announcement thereof before 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

         Tendered Shares may be withdrawn at any time before the expiration date and, unless accepted for payment by Dime after the expiration date, may also be withdrawn at any time after 12:00 midnight, New York City time, on Tuesday, September 26, 2000. For withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the depositary at its address set forth on the back page of the Offer to Purchase. Any such notice of withdrawal must specify the name of the tendering stockholder, the number of Shares to be withdrawn and the name of the registered holder of the Shares. If the certificates for Shares to be withdrawn have been delivered or otherwise identified to the depositary, then, before the release of those certificates, the serial numbers shown on the certificates must be submitted to the depositary and the signature(s) on the notice of withdrawal must be guaranteed by an "eligible guarantor institution" (as defined in the Offer to Purchase), unless the Shares have been tendered for the account of an eligible guarantor institution. If Shares have been tendered pursuant to the procedure for book-entry transfer set forth in the Offer to Purchase, any notice of withdrawal also must specify the name and the number of the account at the book-entry transfer facility to be credited with the withdrawn Shares and must otherwise comply with the book-entry transfer facility's procedures. All questions about the form and validity of any notice of withdrawal, including the time of receipt, will be determined by Dime, whose determination will be final and binding. None of Dime, EquiServe Trust Company, N.A., as the depositary, Innisfree M&A Incorporated, as the Information Agent, Credit Suisse First Boston or Merrill Lynch, as the Dealer Managers, or any other person will be under any duty to give notification of any defects or irregularities in any tender or notice of withdrawal or incur any liability for failure to give any such notification. Except as otherwise provided in the Offer to Purchase, tenders of Shares are irrevocable.

         In certain circumstances, some tendering stockholders whose Shares are purchased in the Offer may be treated for U.S. federal tax purposes as having received an amount taxable as a distribution or dividend rather than as a capital gain or loss. Some tendering stockholders may choose, for U.S. federal tax reasons, to submit a
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conditional tender specifying that all or a minimum number of their Shares must be purchased if any are purchased. The conditional tenders may be deemed withdrawn if proration would result in less than the specified minimum number of Shares being purchased from a stockholder making the conditional tender. Stockholders are strongly encouraged to read the Offer to Purchase for additional information regarding the U.S. federal tax consequences of participating in the Offer.

         Dime is offering to purchase Shares from its stockholders because Dime believes that (1) the price range of the Offer presents a value to stockholders comparable to the current market value of the hostile offer by North Fork Bancorporation, Inc., but offers it completely in cash, (2) the Offer is a prudent use of the additional capital invested in Dime by Warburg, Pincus Equity Partners, L.P. to maintain a consistent number of Shares in the market while attempting to increase stockholder value through recently announced initiatives described in the Offer to Purchase, and (3) the Shares are undervalued in the market at this time based on prior pricing parameters.

         No fees or commissions will be payable by Dime to brokers, dealers, commercial banks or trust companies for soliciting tenders of Shares under the Offer (other than fees or reimbursements described in the Offer to Purchase).

         The information required to be disclosed by Rule 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated in this advertisement by reference to the Offer to Purchase.

         The Offer to Purchase and the related Letter of Transmittal are being mailed to record holders of Shares whose names appear on Dime's stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

         THE OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION. STOCKHOLDERS SHOULD READ THEM CAREFULLY BEFORE MAKING ANY DECISION REGARDING THE OFFER.

         Any questions or requests for assistance may be directed to the Information Agent or the Dealer Managers at their telephone numbers and addresses set forth below. Additional copies of the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Information Agent at the address and telephone number set forth below and will be promptly furnished at Dime's expense. Stockholders may also contact their broker, dealer, commercial bank, trust company or nominee for assistance concerning the Offer. To confirm delivery of Shares, stockholders should contact the depositary.

                     The Information Agent for the Offer is:
                           Innisfree M&A Incorporated
                         501 Madison Avenue, 20th Floor
                            New York, New York 10022
                             Toll Free: 888-750-5835
               Banks and Brokerage Firms Please Call: 212-750-5833

                     The Dealer Managers for the Offer are:

Credit Suisse First Boston                 Merrill Lynch & Co.
Eleven Madison Avenue                      World Financial Center
New York, New York 10010-3629              North Tower
Toll Free: 800-881-8320                    New York, New York 10281
                                           Call Collect: 212-236-3790

August 1, 2000